UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-36187

EVOGENE LTD.
(Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Supplemental Submission of Proxy Card for Annual General Meeting of Shareholders

Evogene Ltd. (“Evogene” or the “Company”) previously published a notice of annual general meeting of shareholders (the “Meeting”) to be held on August 11, 2025, and furnished a Report of Foreign Private Issuer on Form 6-K on June 17, 2025 (the “Original 6-K”), which included, as Exhibit 99.3, a form of proxy card for use by shareholders of record as of the record date for the Meeting.

It has come to the Company’s attention that the proxy card attached as Exhibit 99.3 to the Original 6-K did not enable shareholders to vote separately for each director nominee. To address this oversight, the Company is hereby furnishing an updated proxy card, attached as Exhibit 99.1 to this Form 6-K, which enables shareholders to vote for each director nominee individually.

Shareholders voting through Broadridge Financial Solutions, Inc. (the Company’s tabulation agent, “Broadridge”) or through the Tel Aviv Stock Exchange (“TASE”) should experience no issues in voting for each director nominee, as the voting mechanisms provided by Broadridge and the TASE allow for such individual voting regardless of the form of proxy card previously furnished. The Company is re-submitting the proxy card for the sake of good order and to ensure clarity and consistency for all shareholders.

The contents of Exhibit 99.1 to this Form 6-K, as well as the contents of the Original 6-K (including Exhibits 99.1, 99.2 and 99.3 thereto), are incorporated by reference into the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File Nos. 333-277565 and 333-253300), and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856, 333-286197 and 333-259215) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Proxy Card to be distributed to record shareholders of Evogene Ltd. to cast their vote at the Annual General Meeting of Evogene Ltd.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2025	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer